[American Tower Corporation letterhead]

December 7, 2006

BY EDGAR AND FACSIMILE (202-772-9203)

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3628

Attention:	Daniel F. Duchovny, Esq.

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Re:	American Tower Corporation

Schedule TO-I filed November 29, 2006

SEC File No. 005-55211

Dear Mr. Duchovny:

I am the General Counsel of American Tower Corporation (“American Tower”). I am responding to your letter dated December 4, 2006. By separate letter, American Tower’s counsel, Edwards Angell Palmer & Dodge LLP, is responding on American Tower’s behalf to the comment of the staff (the “Staff”) of the Division of Finance of the U.S. Securities and Exchange Commission (the “Commission”) contained in such letter.

American Tower hereby acknowledges that (i) American Tower is responsible for the adequacy and accuracy of the disclosure in the above referenced filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) American Tower may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If I may be of further assistance, please do not hesitate to contact me at (617) 375-7530.

Very truly yours,

/s/ William H. Hess

William H. Hess

Executive Vice President and General Counsel

cc:	James D. Taiclet

Bradley Singer

Nathaniel B. Sisitsky, Esq.

American Tower Corporation

Eugene McDermott, Esq.

Stanley Keller, Esq.

Edwards Angell Palmer & Dodge LLP